UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2009



THE DAVEY TREE EXPERT COMPANY
(Exact name of registrant as specified in charter)

Ohio	**000-11917**	**34-0176110**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification Number)

1500 North Mantua Street
P.O. Box 5193
Kent, Ohio 44240
(Address of principal executive offices) (Zip Code)

(330) 673-9511
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(d)   **Departure of a Director**

On March 10, 2009, William L. Phipps notified the Chairman of the Corporate Governance Committee of the Board of Directors of The Davey Tree Expert Company (the "Company") of his intention to not stand for reelection to the Board of Directors at the Company's 2009 Annual Meeting of Shareholders on May 19, 2009, the date on which his term was set to expire. In addition to his service on the Board, Mr. Phipps is a member of the Audit Committee and the Corporate Governance Committee.

Item 9.01   **Financial Statements and Exhibits**

(d)   **Exhibits**

99.1   Press Release of The Davey Tree Expert Company, dated March 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY TREE EXPERT COMPANY

By: /s/ David E. Adante
      David E. Adante
      Executive Vice President, Chief Financial Officer
      and Secretary

Date: March 16, 2009

Exhibit 99.1

The Davey Tree Expert Company
News Release

Phipps Retires from the Davey Tree Board of Directors

(Kent, Ohio March 16, 2009) – William L. Phipps has retired from The Davey Tree Expert Company Board of Directors.

Phipps is retired President and CEO of The White Rubber Corporation, a manufacturer of personal protective equipment and live-line tools for the electric utility industry. Prior to his time at The White Rubber Corporation, he held various sales and marketing/management positions at the Eaton Corporation.

Phipps is a graduate of Miami University in Oxford, Ohio. He also has a master's in business administration from Case Western Reserve University. Phipps is a board member of the Miami (OH) University Business School, the Ohio Golf Association, and Firestone Country Club. He is a former Board member of the Morgan Bank N. A. and is a former member of the Hudson (OH) Board of Education and the Hudson (OH) City Council.

"We appreciate Bill's service on the audit and corporate governance committees," said Karl J. Warnke, Davey President & CEO. "His perspective on business issues and challenges were most beneficial to the Company during his tenure."

The Davey Tree Expert Company, with U.S. and Canadian operations in 45 states and five provinces, provides a variety of tree services, grounds maintenance, and consulting services for the residential, utility, commercial, and government markets. Founded in 1880, Davey is employee owned and has more than 7,000 employees. For more information, visit www.davey.com.

Contact: Sandra Reid 330-673-9511